UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 27, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Announces the Cancellation and Re-grant of Options to The Chairman of the Board

Notice to Shareholders of XTL Biopharmaceuticals Ltd. (the "Company")

The Company hereby notifies holders that the Board of Directors have resolved to cancel the 9,250,000 options granted to Michael Weiss, Chairman of the Board of the Company (the “Grantee”), which were approved at the shareholders meeting on August 1, 2005 and which have an exercise price of $0.354 per share (the “Original Options”), and to grant to the Grantee 9,250,000 options on the exact same remaining terms and conditions of the Original Options (including the remainder of the exercise period of the Original Options), except with an exercise price which is higher and is equal to $0.36 (the “New Options”). The exercise price for the New Options, as approved by the Board, is higher by 1.667% than the exercise price under the Original Options and higher by 54.5% than the market price of the shares on Nasdaq on the date hereof ($0.233), therefore creating a benefit to the Company. In the event that all such New Options would be exercised (if and when vested), the Company would receive an additional amount of US$55,500 compared to the amount it would receive upon the exercise of the Original Options (if and when vested). This action is being taken to ensure that the options grant is in compliance with section 409a of the US tax code.

The Audit Committee had, prior to the Board meeting, approved the grant of the New Options and recommended to the Board to approve such grant. The Audit Committee and the Board have resolved for the purpose of Subsection 1(2) of the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000, (the " Relief Regulations"), the grant of the New Options only benefits the Company. In accordance with Subsection 1C of the Relief Regulations, any shareholder(s) of the Company who holds at least 1% of the Company's outstanding share capital may object to the cancellation of the Original Options and the grant of the New Options provided that the objection shall be submitted to the Company in writing not later than fourteen (14) days from the date this report is filed on MAGNA.

Contact:
Ronen Kantor, Corporate Secretary
Tel: +972-3-613-3371

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 27, 2007	By: /s/ Bill Kessler
Bill Kessler
Director of Finance